SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

GENZYME CORPORATION

(Name of Issuer)

GENZYME BIOSURGERY DIVISION COMMON STOCK OF $.01 PAR VALUE

(Title of Class of Securities)

372917708

(CUSIP Number)

DAVID M. KNOTT, 485 Underhill Boulevard, Suite 205,

Syosset, New York 11791-3419 (516) 364-0303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 372917708

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) David M. Knott

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,908,700 8. Shared Voting Power 1,161,223 9. Sole Dispositive Power 1,908,700 10. Shared Dispositive Power 1,209,423

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,118,123

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 7.7%

14.	Type of Reporting Person (See Instructions) IN

Page 2 of 6 Pages

SCHEDULE 13-D

Item 1.	Security and Issuer

The class of securities to which this statement relates is the Genzyme Biosurgery Division common stock, par value $.01 per share (the “Common Stock”), of Genzyme Corporation (the “Company”), the principal executive offices of which are located at One Kendall Square, Cambridge, MA 02139.

Item 2.	Identity and Background

This statement is being filed by David M. Knott, an individual whose business address is 485 Underhill Boulevard, Syosset, New York 11791.

Mr. Knott is the sole General Partner of Knott Partners, L.P., a New Jersey limited partnership (“Knott Partners”). Mr. Knott is also the Managing Member of Knott Partners Management, LLC, a New York limited liability company (“Knott Management“), that is the sole General Partner of Shoshone Partners, L.P., a Delaware limited partnership (together with Knott Partners, the “Partnerships”). The Partnerships invest in securities that are sold in the public markets. The principal activity of each Partnership is the acquisition of long and short positions in equity securities of publicly traded U.S. and foreign securities. Each Partnership has the authority to employ various trading and hedging techniques and strategies in connection therewith.

Mr. Knott is also the sole shareholder, Director and President of Dorset Management Corporation, a New York corporation (“Dorset”) which provides investment management services to a limited number of foreign and domestic individuals and entities (the “Managed Accounts”). The business address of each of the Partnerships, Knott Management, and Dorset is 485 Underhill Boulevard, Syosset, New York 11791.

During the last five years, Mr. Knott has not been convicted in any criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Mr. Knott is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds used in making each of the purchases of the Common Stock purchased indirectly by Mr. Knott through the Partnerships and the Managed Accounts was the portfolio assets of the Partnerships and each of the Managed Accounts on whose behalf Mr. Knott has purchased the Common Stock. Neither of the Partnerships nor any of the Managed Accounts owns more than five percent of the Common Stock individually. The aggregate amount of consideration used by Mr. Knott in making such purchases was $9,079,945. This amount includes all purchases of the Common Stock made by Mr. Knott.

Page 3 of 6 Pages

Item 4.	Purpose of Transaction

The acquisition of the Common Stock by Mr. Knott was originally made solely for investment purposes, and not with a view towards influencing any extraordinary corporate transaction, any change in the Company’s board of directors or management, or any other change in the Company’s business, corporate structure or capitalization.

This filing is being made because Mr. Knott has written to Genzyme Corporation (“Genzyme General”) demanding the termination or complete re-evaluation of the proposed Genzyme Biosurgery/Genzyme General exchange (the “Exchange”) prior to proceeding with this transaction.

Mr. Knott has made this demand in a letter to the Chairman and CEO and General Counsel of Genzyme General, with copies to Genzyme General’s Board of Directors, dated June 30, 2003 (the “Letter”). A copy of the Letter is attached hereto as Schedule 2.

The Letter included the following two (2) demands to Genzyme General:

(i)	the Genzyme Biosurgery division of Genzyme General (“Genzyme Biosurgery”) not transfer any funds, assets, or intellectual property to Genzyme General or any affiliates, other than payments for goods and services rendered in the ordinary course of business; and

(ii)	The Board of Directors of Genzyme General hire an independent third-party to determine fair market value of Genzyme Biosurgery.

Item 5.	Interest in Securities of the Company

(a) Pursuant to Rule 13d-3, Mr. Knott may be deemed to own beneficially 3,118,123 shares of Common Stock, which represents 7.7% of all outstanding shares of Common Stock.

Of the aggregate number of shares of Common Stock reported in each of Rows 8, 10 and 11 on page 2 of this Schedule 13D, 180,420 shares (the “Ostra Shares”) of each such

Page 4 of 6 Pages

number of shares are owned by Ostra Capital Partners, L.P. (“Ostra”). The general partner of Ostra is Ostra GP, LLC, and the manager of Ostra GP, LLC is an individual named Richard Murawczyk. Mr. Murawczyk is employed by one or more entities controlled by David M. Knott and Mr. Murawczyk and David M. Knott have entered into an agreement with respect to security investments by Ostra. The Ostra Shares have been included in the number of shares reported as beneficially owned by David M. Knott in this Schedule 13D to avoid any potential question regarding compliance with appropriate public disclosure requirements in the event that Ostra or any of its affiliates or controlling persons and David M. Knott might be deemed to be members of a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). David M. Knott does not have any power to vote or direct the vote or dispose or direct the disposition of the Ostra Shares.

The inclusion of the Ostra Shares in the number of shares reported as beneficially owned by David M. Knott in this Schedule 13D or any amendment hereto does not constitute an admission that David M. Knott and Ostra or any of their respective affiliates or controlling persons are members of a “group” for purposes of the Exchange Act or the rules promulgated thereunder or for any other purpose whatsoever. David M. Knott expressively disclaims beneficial ownership of any Common Stock beneficially owned by Ostra or its affiliates or controlling persons.

(b) Mr. Knott individually has the sole power to vote and to dispose of 1,908,700 shares of Common Stock held in the Partnerships’ accounts. As President of Dorset, Mr. Knott shares (i) with each of Dorset’s clients the power to dispose of that part of the 1,209,423 shares of Common Stock held in such clients’ respective accounts and (ii) with certain of Dorset’s clients the power to vote that portion of the 1,161,223 shares of Common Stock held in their respective accounts.

Neither of the Partnerships (except through Mr. Knott) either holds or shares with any person the power to vote or to dispose of the Company’s Common Stock.

(c) Each transaction in the Common Stock made by the Reporting Person during the past sixty (60) days is described on Schedule 1 annexed hereto. Except as otherwise indicated on Schedule 1, all such transactions were effected in the open market in ordinary brokerage transactions through various broker-dealer firms.

(d) Of the 3,118,123 shares of Common Stock that may be deemed to be beneficially owned by Mr. Knott, 1,209,423 shares are owned on behalf of other persons or entities having the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, such 1,209,423 shares of Common Stock. No individual person or entity has such right with regard to greater than five percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

David Knott and Richard Murawczyk have entered into an Agreement with respect to security investments by Ostra, including the Ostra Shares. See Item 5 (a) above.

Page 5 of 6 Pages

Item 7.	Materials to be filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ DAVID M. KNOTT
David M. Knott

Dated: June 27, 2003

Page 6 of 6 Pages

Schedule 1
Transaction Date	Person Named in Item 5, Paragraph (a)	Transaction Type	Number of Shares	Price per Share
6/4/03	David M. Knott	Open Market Purchase	172,100	$2.65
6/5/03	David M. Knott	Open Market Purchase	300,000	$2.83
6/6/03	David M. Knott	Open Market Purchase	605,200	$4.24
6/9/03	David M. Knott	Open Market Sale	86,000	$3.14
6/11/03	David M. Knott	Open Market Purchase	227,823	$2.80
6/12/03	David M. Knott	Open Market Purchase	200,000	$2.53
6/13/03	David M. Knott	Open Market Purchase	240,000	$2.47
6/16/03	David M. Knott	Open Market Purchase	88,100	$2.54
6/17/03	David M. Knott	Open Market Purchase	100,000	$2.56
6/18/03	David M. Knott	Open Market Purchase	300,000	$2.62
6/19/03	David M. Knott	Open Market Purchase	100,000	$2.49
6/19/03	David M. Knott	Open Market Purchase	200,000	$2.23
6/20/03	David M. Knott	Open Market Purchase	241,000	$2.29
6/24/03	David M. Knott	Open Market Purchase	202,000	$2.20
6/25/03	David M. Knott	Open Market Purchase	227,900	$2.26

SCHEDULE 2

June 30, 2003

VIA FACSIMILE

Henri Termeer

Chairman and CEO

Genzyme Corporation

1 Kendall Square

Cambridge, MA 02139

General Counsel

Genzyme Corporation

1 Kendall Square

Cambridge, MA 02139

Re: Genzyme Biosurgery Division

Gentlemen:

I am the general partner of Knott Partners, L.P. (“Knott Partners”) and manage the assets of other clients who beneficially own, in the aggregate, nearly 3,000,000 shares of Genzyme Biosurgery Division (“Genzyme Biosurgery”) tracking shares. I write to demand that the board of directors and officers (the “Managers”) of Genzyme Biosurgery terminate or completely re-evaluate the proposed exchange for Genzyme General (the “Exchange”) prior to proceeding with this transaction which we consider to be unfair to the minority shareholders of Genzyme Biosurgery.

We believe the shares of Genzyme Biosurgery are grossly undervalued in the Exchange.

Therefore, we demand that:

(i)	Genzyme Biosurgery not transfer any funds, assets, or intellectual property to Genzyme General or any affiliates, other than payments for goods and services rendered in the ordinary course of business, and

(ii)	the Board hire an independent third-party to determine fair market value of Genzyme Biosurgery.

Sincerely,

/S/    DAVID M. KNOTT

David M. Knott

cc: Genzyme Corporation Board of Directors